

November 8, 2011

Via E-mail
Jerett Creed
Chief Executive Officer
Cardigant Medical, Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

Re: Cardigant Medical, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed October 28, 2011
        File No. 333-176329

Dear Mr. Creed:

        We have reviewed Amendment No. 3 to your registration statement on Form S-1 and your response letter dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 2

1. Please revise your disclosure on the prospectus cover page and the section entitled "Selling Shareholders and Plan of Distribution" to provide the termination date of the primary offering of 2,200,000 shares of common stock and to clarify that the 2,200,000 shares offered by the company will be offered at the fixed price of $1.05 until the offering terminates.

Prospectus Summary
Description of Business & Overview, page 4

2. We note your response to our prior comment 7. However, your revision still does not identify your lead product as CM-121 and that Dr. Kyung-Hun Cho is the inventor of the product. Please revise your disclosure to clarify that your lead product is CM-121 and that it was invented by Dr. Kyung-Hun Cho.

Our Business Strategy, page 7

3. We note your response to our prior comment 12 that you provided the required disclosure addressing our comment in the amended filing as per the language added regarding our prior comment 11. However, the language added per our prior comment 11 does not fully address our prior comment 12. Please specify in this section and in the section entitled "Description of Our Business" under the appropriate subsections to whom you outsource your in vivo studies and with which contract manufacturer you work to produce clinical grade CM-121. Currently, your revised disclosure states, "We currently outsource our in vivo studies to contract research organizations and plan to continue outsourcing most of our in vivo work." In regard to which contract manufacturer you use to produce clinical grade CM-121, your revised disclosure states, "We currently procure our material from a few different non GMP contract manufacturers based on lead times and cost but will still need to spend time identifying a suitable GMP manufacturer." Also, please clarify whether you currently have any manufacturing agreements with any of the non GMP contract manufacturers. If you do, please provide the material terms of these agreements in your "Business" section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. In addition, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 11

4. We note your responses to our prior comments 15, 16 and 17. However, you included these risks under the section entitled "Prospectus Summary" and not under the section entitled "Risk Factors." Please retain the references to these risks in the "Prospectus Summary" and revise your disclosure to include the appropriate risk factors required in our prior comments 15, 16 and 17 in the section entitled "Risk Factors" as well.

Selling Shareholders and Plan of Distribution, page 22

5. We note your response to our prior comment 3, and reissue our comment in part. Please revise the second paragraph under the section entitled "Selling Shareholders and Plan of Distribution" to disclose that the shares will be sold at a fixed price, naming that price and that only after a market develops will the shares be sold in negotiated transactions, etc.

Dilution, page 24

6. You disclose that the net tangible book value was estimated after adjustments for accounts receivables; property, plant and equipment; elimination of any intangible assets and inclusion of any liabilities not included on the balance sheet. Please tell us the types of adjustments that you made to accounts receivable and property, plant and equipment in determining your net tangible book value. Please also disclose the

amount of liabilities not included on your balance sheet and why these liabilities are not included on your balance sheet.

Our Business Strategy, page 33

7. We note your response to our prior comment 34 which clarifies what you mean by "various pre-clinical experiments." Please revise your new disclosure to also describe what you mean by "various safety and performance criteria" and "various performance characteristics."

Scientific Background of Apoa-1, page 33

8. We note your response to our prior comment 35 which provides some of the material terms of the license agreement with Yeungnam University, including the royalty rate, milestones and the duration of the agreement. However, based on our examination of the filed agreement, you did not provide all of the material terms as requested in our prior comment in your revised disclosure. Please revise your disclosure to describe all the material terms of the license agreement, including, but not limited to any payment provisions, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place and termination provisions. For example, in regard to payment provisions, we note that the license agreement is for an "Initial Option Term" of one year, and that Cardigant shall have the right to extend the Initial Option Term for an additional one year period by paying YU-IACF the sum of $100,000 any time prior to the expiration of the Initial Option Term.

9. We note that the Initial Option Term expired in June 2011. Please revise your disclosure to state whether you extended the agreement for an additional year by paying YU-IACF the sum of $100,000 prior to expiration.

Employees, page 37

10. We note your response to our prior comment 42. However, you do not address our prior comment 42 in your response but rather you address our prior comment 44 instead. Therefore, we are reissuing our prior comment 42 in part since you did comply and file the two consulting agreements with your CMO and CSO. Please revise your disclosure in the section entitled "Employees" to specify the names of your CMO and CSO as Ralph M. Sinibaldi and Emerson C. Perin, respectively and that you have entered into consulting agreements with each individual. In addition, please disclose the material terms of the consulting agreements.

Executive Compensation, page 39

11. We note your response to our prior comment 45 and your inclusion of the required summary compensation table. However, Item 402(n) requires the compensation of the named executive officers for each of the smaller reporting company's last two fiscal years. Given that your company was founded in April 2009, please revise the summary compensation table accordingly. If a named executive officer was not

employed by the company during the last two fiscal years, you may place a "0" in that column and make any required explanation in a footnote.

Audited Financial Statements
Financial Statements
Report of Independent registered Accounting Firm, page F-1

12. Since it does not appear that the language of the report was revised in response to prior comment 47 we are reissuing our original comment in its entirety. Please ask your auditor to revise the wording of its report to state, if true that it has audited your financial statements as of December 31, 2010 and 2009 and for the period from inception (April 17, 2009) to December 31, 2010. Please assure that the date of the report is accurate.

Notes to Financial Statements
(5) Shareholder's Equity, page F-8

13. We acknowledge your revised disclosure in response to comment 50. Please revise to disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value. For example, you could reference concurrent transactions such as the January 4th, 2010, conversion of a $50,000 shareholder loan. Disclose the amount of any compensation or interest expense element as originally requested. In addition to identifying the recipient, indicate if the recipient was a related party. Please include similar disclosure in the notes to your financial statements.

Exhibits

14. We note your response to our prior comment 53. However, you still have not filed all the exhibits required by Item 601 of Regulation S-K, including the legal opinion and consent of experts and counsel. These exhibits should be filed with your next amendment or as soon as practicable. We will need time to review the exhibits prior to granting effectiveness of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director